AUDICUS

Audicus, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited)

Years ended December 31, 2024 & 2023

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,152,283	807,644
Accounts Receivable	1,053,121	358,861
Prepaids and Deposits	525,062	-
Inventory	819,217	215,119
Total Current Assets	3,549,682	1,381,624
Non-current Assets		
Equipment, net of Accumulated Depreciation	34,456	52,353
Intangible Assets: Trademarks, Patents, Internally Developed Assets, net of Accumulated Amortization	318,282	352,535
Total Non-Current Assets	352,738	404,888
TOTAL ASSETS	3,902,420	1,786,512
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable, net of Credits	1,579,468	1,381,690
Customer Refunds Payable	86,207	144,655
Payroll Liabilities	229,915	74,434
Notes Payable - Related Party	99,000	99,000
Notes Payable	-	30,214
Accrued Liabilities	660,488	13,832
Line of Credit	-	3,989
Convertible Notes	760,000	-
Accrued Interest - Convertible Notes	13,046	-
Total Current Liabilities	3,428,124	1,747,814
Long-term Debt	2,750,000	
Revenue-based Financing	-	16,564
Total Long-Term Liabilities	2,750,000	16,654
TOTAL LIABILITIES	6,178,124	1,764,379
EQUITY		
Common Stock	48	48
Preferred Stock	5,938	5,607
Additional Paid in Capital, net of Offering Costs	9,350,087	9,241,736
Accumulated Deficit	(11,631,777)	(9,772,470)
Total Equity	(2,275,704)	(525,079)
TOTAL LIABILITIES AND EQUITY	3,902,420	1,786,512

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	13,588,085	11,904,482
Cost of Revenue	2,811,262	2,614,990
Gross Profit	10,776,823	9,289,492
Operating Expenses		
Advertising and Marketing	2,450,780	2,692,751
General and Administrative	9,528,042	7,034,285
Rent and Lease	105,500	73,100
Depreciation	40,743	31,337
Amortization	,96,486	44,396
Total Operating Expenses	12,221,551	9,875,868
Operating Income (loss)	(1,444,728)	(586,376)
Other Expense		
Bad Debt Expense	-	161,883
Loss on Disposal of Assets	-	-
Loss on Sale of Receivables	36,390	157,526
Interest Income/Expense	251,337	186,930
Other	118,777	9,372
Total Other Expense	414,578	515,711
Earnings Before Income Taxes	(1,851,233)	(1,102,087)
Provision for Income Tax Expense/(Benefit)	8,073	
Net Income (loss)	(1,859,306)	(1,102,087)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,859,306)	(1,102,087)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	40,743	31,337
Amortization	44,957	44,396
Bad Debt Expense	-	161,883
Loss on Disposal of Assets	-	-
Changes in Operating Assets and Liabilities:		
Inventory	(604,098)	(87,814)
Accounts Receivable	(778,062)	95,950
Receivable from Factor	-	4,327
Accounts Payable	122,185	547,960
Customer Refunds Payable	18,694	18,694
Payroll Liabilities	69,519	27,312
Accrued Liabilities	(133,875)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,377,669)	844,044
Net Cash provided by (used in) Operating Activities	(3,236,975)	(258,043)
INVESTING ACTIVITIES		
Equipment	(33,550)	(35,364)
Net Cash provided by (used by) Investing Activities	(33,550)	(35,364)
FINANCING ACTIVITIES		
Issuance of Stock	332,362	1,055,855
Offering Costs	(223,681)	(101,121)
Proceeds from Convertible Notes	760,000	-
Net Proceeds from Notes Payable - Related Party	-	14,000
Accrued Interest	13,045	-
Proceeds from Debt Payable	2,750,000	30,214
Proceeds from Revenue-based Financing	-	60,000
Payments on Revenue-based Financing	(16,564)	(29,604)
Payments on Line of Credit	-	(994)
Net Cash provided by (used in) Financing Activities	3,615,163	1,028,350
Cash at the beginning of period	806,644	71,700
Net Cash increase (decrease) for period	344,638	734,944
Cash at end of period	1,151,282	806,644
OTHER NON-CASH FINANCING ACTIVITIES		
Conversion of Notes to Series A Preferred Stock	-	(3,583,970)

Statement of Changes in Shareholder Equity

| | Common Stock | | Preferred Stock | | | | | | | |
| | | | Series A | | Series A-1 | | | Offering | Accumulated | Total |
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Costs	Deficit	SHE
Beginning Balance at 1/1/2023	6,802,214	48	3,315,688	3,316	-	-	4,984,927	(285,451)	(8,118,013)	(3,962,385)
Issuance of Preferred Stock	-	-	-	-	153,110	153	860,708	-	-	860,861
Conversion of Debt	-	-	-	-	34,681	35	194,965	-	-	195,000
Conversion of Convertible Notes	-	-	2,103,278	2,103	-	-	3,581,867	-	-	3,583,970
Additional Paid in Capital	-	-	-	-	-	-	-	(101,121)	-	(101,121)
Net Income (Loss)	-	-	-	-	-	-	-	-	(1,102,087)	(1,102,087)
Prior Period Adjustment	-	-	-	-	-	-	683	-	-	683
Ending Balance 12/31/2023	6,802,214	48	5,418,966	5,419	187,791	188	9,623,151	(386,572)	(9,772,471)	(525,079)
Exercise of Stock Options	10,000	-	-	-	-	-	1,000	-	-	1,000
Issuance of Preferred Stock	-	-	-	-	-	331	331,031	-	-	331,362
Conversion of Debt	-	-	-	-				-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-	(223,681)	-	(223,681)
Net Income (Loss)	-	-	-	-	-	-	-	-	(1,859,306)	(1,859,306)
Ending Balance 12/31/2023	6,812,214	48	5,418,966	5,419	187,791	188	9,623,151	(610,252)	(11,631,777)	(2,275,704)

Audicus, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Audicus, Inc. ("the Company") was initially formed on August 9th, 2010 in the state of Delaware under the name of Doublehit, Inc. prior to amending and restating its Certificate of Incorporation on March 15th, 2013 under the Company's current name. The Company offers a tele-audiology solution for both consumers and organizations, pioneering a process of remotely screening hearing loss, customizing hearing aids, and providing telecare support. The Company earns revenue through the sale of hearing aids to those customers supported by the tele-audiology services. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2024 and 2023, the Company's cash was held within two financial institutions with the standard deposit insurance coverage limit of $250,000, resulting in a total uninsured cash balance of $652,283 as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the following sources: Direct-to-Consumer Sales, Business-to-Business Sales, Subscriptions, and Hearing Services.

Direct-to-Consumer Sales – The Company's primary performance obligation is the delivery of products. Gross Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers in order to settle any refund liability.

Business-to-Business Sales - The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment and is invoiced regularly. Returns are uncommon in this segment, so a liability for returns has not been estimated nor established.

Subscription Sales - The Company's primary performance obligation is the initial delivery of products, as well as the ongoing availability of services and replacement parts to the customer. Payments are generally collected at the initiation of service, coincident with the time of shipment, and monthly thereafter. The Company does not charge for annual subscriptions resulting in no need to defer such revenues. Gross Revenue is recognized on a monthly basis as performance obligations are satisfied and payments are billed. Net Revenue is net of returns within the permitted window; coincident with revenue recognition at the initiation of the subscription, the Company establishes a liability for expected returns and records an asset for its right to recover products from customers.

Hearing Services - The Company generates revenue from the performance of hearing diagnostics, consultations, and device fittings. The Company's primary performance obligation is the administration and completion of such services with each patient. Cash is collected and revenue is recognized upon completion of services at which point in time performance obligations become satisfied.

In relation to the Company's Direct-to-Consumer Sales and Subscription Sales, the revenue reflected on the Statement of Operations is net of such returns and cancellations. As such, the Company had total customer refunds payable of $86,207 and $144,655 as of December 31, 2024 and 2023, respectively.

A summary of the Company's revenue is provided below:

Revenue Type	2024	2023
Direct-to-Consumer	6,105,418	6,252,677
Subscriptions	1,769,280	1,305,978
B2B	4,819,665	4,269,677
Hearing Servies	938,701	76,150
Grand Total	**13,588,085**	**11,904,482**

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment	3	132,912	(98,457)	-	34,456
Grand Total	**-**	**132,912**	**(98,457)**	**-**	**34,456**

Intangible Assets

The Company's intangible assets consist of patents, trademarks, and internally developed hearing tests and instructional videos utilized for hearing diagnostics. These assets are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their useful lives of 15 years. In 2022, the Company has written-off previously capitalized website and marketing-related expenditures in the amount of $90,569. A summary of the Company's intangible assets is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Trademarks	N/A	5,788	N/A	-	5,788
Patents	15	39,596	(12,820)	-	26,776
Internally Developed Assets	15	637,046	(351,328)	-	285,718
Grand Total	**-**	**682,430**	**(318,282)**	**-**	**318,282**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. The Company's internally developed hearing test has reached technological feasibility in 2014 and has undergone subsequent development to improve its functionality and enhance its future economic benefit, resulting in the capitalization of these expenditures.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Inventory

The Company's inventory consists of finished goods and is valued at cost on the "first-in, first-out" (FIFO) basis. The total ending balance of the Company's inventory was $819,217 and $215,119 as of December 31, 2024 and 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. In 2023, the Company realized a bad debt expense of $161,883 for uncollectible payments serviced by third parties that offered customers an option to "pay over time", and insurance programs that ultimately denied payments on behalf of the insured.

Factoring Arrangements

The Company's accounts receivable is presented net of any sold invoices. Throughout 2023 and until April 2024, the Company entered into several factoring arrangements whereby it received cash equal to approximately 85% of the value of the sold receivables while the Factor retained the remaining 15% to cover its factoring fee, and to provide an allowance for any receivables that become uncollectible. Once sold without recourse, the Company recognized a loss on sale of receivables in the respective amounts of $36,390 and $157,526 as of December 31, 2024 and 2023. Furthermore, the Company no longer services the collection of these receivables, nor does it establish a recourse liability to account for the risk of bad debts. Once the Factor collects the cash equal to the amount advanced to the Company plus its fee, the excess will be remitted to the Company, resulting in expected receivables from Factor of $0 and $26,232 as of December 31, 2024 and 2023, respectively. The total ending balance of receivables that remained outstanding and owed to the Factor was $0 and $327,897 as of December 31, 2024 and 2023, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2013, the Company adopted its Stock Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 1,641,731 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options and Restricted Stock.

In 2023, the Company had oral agreements in place with its employees regarding potential bonuses that will be triggered by employee performance and Company profitability. Management estimated that the maximum monetary exposure would have resulted in an additional expense of $100,000; however, no events have occurred giving rise to the administration of such bonuses as of December 31, 2024.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Management relies considerably on the third party 409a valuation. Actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2022	567,445	$	0.462	$	-	7
Granted	179,225	$	1.880	$	-	
Exercised	-	$	-	$	-	
Expired/cancelled	-					
Total options outstanding, December 31, 2023	746,670	$	0.824	$	-	8
Granted	387,498	$	1.880	$	-	
Exercised	10,000	$	0.100		-	
Expired/cancelled						
Total options outstanding, December 31, 2024	1,124,168	$	1.120		-	8
Options exercisable, December 31, 2024	645,811	$	0.916		-	8

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2024 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the periods ending December 31, 2023 and 2022, the Company received several unsecured advances from its CEO for the purposes of funding operations. These advances are due upon demand and accrue no interest. The total ending balance of these payables was $99,000 and $99,000 as of December 31, 2024 and 2023, respectively.

In 2023, the Company's CEO and an immediate family member of the CEO loaned the Company a total of $195,000 for the purposes of funding operations. Both of these loans accrued no interest and were subsequently converted into a total of 34,681 shares of Series A-1 Preferred Stock in December 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

In 2024 and 2023, the Company was a party in four (4) sublease agreements for its headquarters office space. The first sublease commenced in February 2022 and ended June 2023, requiring monthly payments of $5,167. The Company has not extended this sublease and subsequently entered into a new sublease agreement which commenced in June 2023 and ended in June 2024, requiring monthly payments of $5,700.

The third sublease commenced in July 2024 and ended September 2024, requiring monthly payments of $7,000. The fourth sublease commenced October 2024 and runs through September 2027, requiring monthly payments of $12,000 from October 2024 through September 2025, $12,120 from October 2025 through September 2026, and $12,241.20 from October 2026 through September 2027.

Year Ending December 31,	Payment
2025	144,360
2026	145,804
2027	110,171
2028	-
2029	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Long term debt - In April 2024, the Company entered into a loan agreement for $2 million. An additional $750,000 was drawn in June 2024. The drawn amount accrues interest at SOFR + 8%, subject to a SOFR floor of 3.5%, with a 3-year maturity. Payments are monthly, interest-only for the first 18 months, after which 3.75% of the principal is repaid quarterly until maturity. An additional 10bps of the drawn amount is due monthly as an administrative fee. An additional tranche of $2.25 million is available; which can be drawn at mutual agreement of the parties through June 2025. As a condition to the receipt and use of these funds, the Company is to maintain a cash balance of $750,000 at all times, thus restricting its use in operating activities.

Convertible Notes – From 2019 through the period ending December 31, 2022, the Company has entered into several convertible note agreements for a total principal balance of $2,962,507. The interest on these notes was 6.00%. The amounts were to be repaid at the demand of the holder prior to conversion with initial maturities in 2022; however, they have been extended and subsequently converted in November 2023 during the Company's qualified equity financing event, resulting in a total ending balance, including principal and accrued interest, of $3,422,778 as of December 31, 2022. The total principal balance of $2,962,507, plus its accrued interest of $621,463, converted into 2,103,278 shares of Series A Preferred Stock.

In 2024, the Company entered into several new convertible note agreements for a total principal balance of $760,000. The interest on these notes is 6.00%, and the amounts are to be converted into equity upon a qualified financing or at maturity in 2028. The accrued interest balance at December 31, 2024 was $13,046.

Line of Credit – The Company received a revolving line of credit with a maximum draw of $19,380 carrying an APR of 26.49% that accrues upon any outstanding principal balance. The Company remains current on its monthly payments, resulting in a total ending balance of $0 and $3,989 as of December 31, 2024 and 2023, respectfully

Revenue-based Financing - In March 2023, the Company entered into a working capital agreement for $60,000 with a fixed fee of $9,175 and remittance rate of 30.00% applied towards future sales receivables until a total of $69,175 is repaid by 2028. Minimum payments of $3,458 were required every 90 days. The total ending balance of this loan was $0 and $30,396 as of December 31, 2024 and 2023, respectfully.

Notes Payable - Throughout 2023, the Company entered into short-term working capital loans with 12-week terms and an APR of 20.19%. Equal monthly payments are required. The total ending balance of these loans was $0 and $30,214 at December 31, 2024 and 2023, respectfully.

Please see Note 3 regarding advances from related parties.

Debt Summary				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable - Related Party	99,000	0%	Upon Demand	99,000		99,000	-	99,000		99,000	-
Notes Payable	30,214	20.19%	2024	-		-	-	30,214	-	30,214	-
Revenue-based Financing	30,396	N/A	2028	-		-	-	13,832	16,564	30,396	-
Line of Credit	3,989	26.49%	N/A	-		-	-	3,989		3,989	-
Convertible Notes	-	6.00%	2028	-	860,000	860,000	13,046	2,962,507	-	2,962,507	460,271
Long Term Debt	2,750,000	SOFR+8%	2028	103,125	2,646,875	2,750,000	-	-	-	-	-
Total				**202,125**	**3,506,875**	**3,709,000**	**13,046**	**3,109,542**	**-**	**3,126,106**	**460,271**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	103,125
2026	412,500
2027	2,234,375
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has initially authorized 10,000,000 shares of Common Stock with a par value of $0.001 prior to its amendment in November 2023, increasing these shares to 13,000,000 with the same par value per share. A total of 4,558,463 and 4,548,463 shares were issued and outstanding as of December 31, 2024 and 2023.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has initially authorized 3,400,000 shares of Preferred Stock with a par value of $0.001 prior to its amendment in November 2023, increasing these shares to 5,952,536 with the same par value per share. This total is comprised of 5,418,966 shares of Series A Preferred Stock and 533,570 shares of Series A-1 Preferred Stock.

A total of 5,418,966 and 5,418,966 shares of Series A Preferred Stock were issued and outstanding as of December 31, 2024 and 2023, respectively. A total of 246,726 and 193,464 shares of Series A-1 Preferred Stock were issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Holders of Preferred Stock have 1 vote for every share of Common Stock they could own if converted.

Dividends: The holders of both Series A and A-1 Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. No dividends have been declared as of December 31, 2024 or 2023.

Conversion: Holders of Preferred Stock have the right to convert shares into Common Stock at a rate of 1-to-1 at the discretion of the shareholder, or automatically in change of control events.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A and A-1 Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2025, the date these financial statements were available to be issued.

The Company issued an additional $50,000 in Convertible Notes.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced both negative cash flows from operating activities and negative working capital during the period under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

The Company currently buys approximately 95% of its products for sale from one supplier. Although there are a limited number of manufacturers of hearing aids and accessories of the quality which the Company requires, other suppliers have been used in the past, and management believes those partnerships could be revived. A change in primary suppliers, however, could cause a temporary delay in shipment and a possible loss of sales, which would affect operating results adversely. The Company's management continues to monitor its relationship with this supplier and believes there is no immediate risk of production instability.